Transamerica Premier Life Insurance Company 4333 Edgewood Rd NE Cedar Rapids, Iowa 52499

December 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Premier Life Insurance Company

Post-Effective Amendment No. 24 to

Registration Statement on Form N-4 (File No. 333-146328)

Response to SEC Staff Comments

Commissioners:

This Post-Effective Amendment No. 24 to the Registration Statement on Form N-4 with respect to certain group or individual annuity contracts (“Contracts”) is being filed in response to comments received from the SEC staff by telephone on Monday, November 19, 2018. For convenience, each staff comment is presented below, followed by our response.

Comment #1: Please change the date of the Supplement to the effective date of the change.

Response: Comment complied with. We have changed the date of the Supplement.

Comment #2: Please add disclosure that, except as modified by this supplement, all other terms of the current prospectus and the Policy remain in full force and effect. No other changes have been made.

Response: Comment complied with. We have revised the disclosure accordingly.

We believe that we have been fully responsive to the comments provided by the SEC staff, and that our responses do not raise additional issues for the staff’s consideration. If you have any further comments or questions regarding this filing, please contact me directly.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth, Senior Counsel

Transamerica Advisors Life Insurance Company

(720) 488-7884

brian.stallworth@transamerica.com